82-3729

HORNBACH

HORNBACH BAUMARKT AKTIENGESELLSCHAFT

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549
USA

SUPPL

RECEIVED
2009 MAR 30 A 9:54

Bornheim, March 18, 2009

HORNBACH-Baumarkt-AG – File number 82-3729

Dear Sir or Madam,

enclosed please find our press release concerning our trading statement of the financial year 2008/2009 which we have published today March 18, 2009 for your documentation.

Kind regards,

09045717

Judith Sommer
pp. Judith Sommer

Enclosure

dw 3/30

HORNBACH HOLDING AG

HORNBACH Es gibt immer was zu tun.

PRESSEMITTEILUNG – PRESS RELEASE – PRESSEMITTEILUNG

2008/2009 Trading Statement: Group with growth in Germany and Abroad

Customers place their trust in HORNBACH

- Sales at overall Group rise by 5.1 % to € 2.75 billion
- DIY stores with garden centers post like-for-like growth of 1.4%
- HORNBACH clearly outperforms competition in Germany
- Four new stores opened in 2008/2009 financial year

Key Figures: HORNBACH HOLDING AG Group (in € million, unless otherwise stated)	2008/2009 Financial Year	2007/2008 Financial Year	Change in %	Change like-for-like (%)
Net sales at overall Group	**2,752**	2,617	5.1	
Net sales of HORNBACH-Baumarkt-AG subgroup	**2,599**	2,469	5.2	1.4
of which: Germany	**1,534**	1,507	1.8	1.2
of which: other European countries	**1,065**	962	10.6	1.7
Net sales of HORNBACH Baustoff Union GmbH subgroup	**153**	149	2.8	
Number of DIY stores	**129**	125	3.2	
Sales area as per BHB (in thousand m²)	**1,447**	1,385	4.4	
Average DIY store size (in m²)	**11,215**	11,079		

Neustadt/Weinstrasse, March 18, 2009.
The HORNBACH Group, one of Europe's largest operators of DIY megastores with garden centers, successfully defied the difficult macroeconomic climate in the past financial year (March 1, 2008 to February 28, 2009) and increased its overall sales, as well as its like-for-like sales, both in Germany and abroad. Based on preliminary figures published today, consolidated (net) sales at HORNBACH HOLDING AG grew by 5.1% to € 2,752 million (previous year: € 2,617m). The HORNBACH-Baumarkt-AG subgroup, which operates 129 DIY megastores with garden centers in nine countries across Europe (previous year: 125), improved its net sales, including those at its four newly opened stores, by 5.2% to € 2,599 million (previous year: € 2,469m). International activities accounted for 41% of sales (previous year: 39%). Excluding newly opened stores, sales at the DIY megastores with garden centers rose by 1.4%.

"We are especially proud of our like-for-like sales growth of 1.2% in Germany", commented Albrecht Hornbach, Chairman of the Board of Management of HORNBACH HOLDING AG. "While expansion-adjusted sales in the DIY sector as a whole switched into reverse, HORNBACH moved clearly forwards in the past financial year. We have now extended our lead over the competition to more than four percentage points, a huge figure by the standards of the retail sector. This indicates the trust customers place in our concept."

Contact: Axel Müller, Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – axel.mueller@hornbach.com

Net sales at the DIY megastores with garden centers in Germany grew by 1.8% to € 1,534 million (previous year: € 1,507m). Based on sales volumes at all DIY and home improvement stores in Germany (2008: € 21.6 billion gross), HORNBACH's domestic market share rose from 8.3% to 8.5%. The international HORNBACH stores, which formed the focus of the Group's expansion, latched seamlessly onto the successful business performance seen in the previous year, raising their sales by 10.6% from € 962 million to € 1,065 million. The share of the DIY subgroup's sales generated at the international stores exceeded the 40% mark for the first time in the year under report, amounting to 41.0% at the end of the year (previous year: 39.0%).

The HORNBACH Baustoff Union GmbH subgroup improved its net sales by 2.8% to € 153 million (previous year: € 149m).

Like-for-like sales growth in Germany and abroad

(Year-on-year change in sales volumes in percent)

2008/2009 Financial Year (March 1 to February 28)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Group	1.5	3.0	2.3	-1.8	1.4
Germany	0,6	2.8	1.9	-0.9	1.2
Other European countries	3.0	3.2	3.0	-3.2	1.7

Note: due to a retrospective correction in the calculation of like-for-like sales at the international stores, the percentage figures for other European countries and for the Group have increased in some cases compared with the figures stated in the interim reports for 2008/2009. The figures originally reported for other European countries were 2.9% (Q1), 1.7% (Q2) and 0.8% (Q3). For the Group, the figures originally reported were 2.4% (Q2) and 1.5% (Q3).

Like-for-like sales at the HORNBACH-Baumarkt-AG subgroup, i.e. excluding sales at newly opened stores, increased by 1.4% in the 2008/2009 financial year (previous year: minus 0.2%). Unlike in the previous year, which was characterized by starkly disparate performances in Germany and abroad, in 2008/2009 the domestic stores also contributed to this like-for-like sales growth.

Cumulatively for the twelve month period as a whole, HORNBACH improved its like-for-like sales in Germany by 1.2% (previous year: minus 3.6%). In a relatively weak competitive environment in the domestic market and following a subdued start to the season, like-for-like sales showed very pleasing growth rates of 2.8% and 1.9% in the second and third quarters of the financial year. This was all the more pleasing given that inflation in Germany reached its highest level for many years in the summer months of 2008, thus eroding consumers' purchasing power. "Having said this, the sharp rise in energy prices also had positive aspects for us. Ever more customers were open to the topic of energy saving in their houses and apartments", added Albrecht Hornbach. The HORNBACH Group has positioned itself in precisely this area with a broad product range and professional advice unmatched by any other player in the sector. "The energy-saving product ranges harbor enormous potential."

Contact: Axel Müller, Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – axel.mueller@hornbach.com

With its focus on project customers, HORNBACH's concept also proved its worth as the financial and economic crisis intensified. Sales in Germany maintained their growth course in the months of December 2008 and January 2009. The fact that like-for-like sales in the fourth quarter were 0.9% down on the previous year's figure was, according to Albrecht Hornbach, solely due to there being one shopping day fewer and to the significantly more severe winter in February 2009. "We have not yet seen any signs of consumers curtailing their spending due to the crisis. We do not know what the coming months will bring, but there are numerous indications that people pay more attention to their own four walls during a recession and invest in enhancing the appearance and energy efficiency of their homes. All in all, the omens for our business are by no means bad", commented Albrecht Hornbach.

Further increase in sales at international stores

At its stores outside Germany, HORNBACH succeeded in surpassing the high volume of sales already achieved in the past for the tenth year in succession in the 2008/2009 financial year as a whole. Like-for-like sales at these stores grew by 1.7% (previous year: 6.0%). In terms of their performance in the first three quarters, these stores proved relatively immune to the downturn in consumer confidence across Europe driven by the sharp rise in costs of living and fears of recession. Like-for-like sales improved by around 3% on average over this period. Due to negative seasonal factors in February 2009, comparable store sales outside Germany also declined in the fourth quarter (minus 3.2%). For the 2008/2009 financial year as a whole, however, HORNBACH more than compensated for this slowdown thanks to its pleasing growth rates in the first nine months.

"Should the economic crisis suddenly hit home in the retail sector, then I see HORNBACH as being optimally prepared. HORNBACH offers people a customized range of products and services for their building, renovation and garden projects. Our combination of large-scale sales areas, broad product range, professional advice, accompanying support services and permanently low prices will find acceptance among consumers, even more so in times of crisis," added Albrecht Hornbach confidently.

Four new HORNBACH DIY megastores and garden centers opened in 2008/2009

HORNBACH maintained its expansion in the 2008/2009 financial year, opening four new DIY megastores with garden centers across the Group. The first location in the Swedish capital of Stockholm (Botkyrka) was opened in July 2008. The second store in Bucharest, Rumania, also commenced operations in July. The Biel location was launched in Switzerland in November 2008. The three new store openings outside Germany were followed by a premiere in the Group's home market – the first HORNBACH DIY megastore with a garden center in Hamburg opened its doors in the Eidelstedt district at the end of January 2009.

Contact: Axel Müller, Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – axel.mueller@hornbach.com

Including the four newly opened stores, the HORNBACH Group operated a total of 129 retail outlets as of February 28, 2009 (February 29, 2008: 125). The sales areas of the 92 stores in Germany (previous year: 91) amounted to around 971,000 m². The 37 DIY megastores with garden centers outside Germany (previous year: 34) account for additional sales areas of around 476,000 m². The international stores are distributed between Austria (11), the Netherlands (8), Luxembourg (1), the Czech Republic (6), Switzerland (4), Sweden (3), Slovakia (2) and Rumania (2). With total DIY sales areas of around 1,447,000 m² at the Group, average sales areas per store now amount to more than 11,200 m².

Following its takeover of two builders' merchants companies, HORNBACH Baustoff Union GmbH operated a total of 21 outlets in south-western Germany as of March 1, 2009.

The complete annual results figures for 2008/2009 and the outlook for the 2009/2010 financial year, which began on March 1, 2009, will be announced at the Annual Results Press Conference on May 27, 2009.

Contact: Axel Müller, Investor Relations – Tel. +49 (0) 6348/60-2444 – Fax 049 (0) 6348/60-4299 – axel.mueller@hornbach.com